

02006397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 2 2002 365

SEC FILE NUMBER
8-50175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Acorn Overseas Securities Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 East 88th Street, 2D
(No. and Street)

New York	NY	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Schwalb **(212) 426-1700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Leonard Schwalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Acorn Overseas Securities Co., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 27th day of March 2002

Leonard Schwalb
Signature

Chief Financial Officer
Title

Shui S. Wong
Notary Public
SHUI S. WONG
Notary Public, State Of New York
No. 01WO6070106
Qualified In Queens County
Commission Expires Feb. 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (r) Statement Regarding Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Acorn Overseas Securities Co.

December 31, 2001

with Report of Independent Auditors

Acorn Overseas Securities Co.

Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Acorn Overseas Securities Co.

We have audited the accompanying statement of financial condition of Acorn Overseas Securities Co. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Acorn Overseas Securities Co. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 6, 2002

Acorn Overseas Securities Co.

Statement of Financial Condition

December 31, 2001
(Expressed in U.S. Dollars)

Assets		
Receivable from brokers	$	11,053,549
Investments owned:		
Marketable, at market value		5,712,681
Not readily marketable, at fair value		2,818,861
Derivative contracts, at fair value		1,002,871
Dividends and interest receivable		47,309
Other assets		549,872
Total assets	$	21,185,143
Liabilities and Shareholders' equity		
Securities sold, not yet purchased, at market value	$	2,855,499
Incentive fees payable		393,323
Accrued expenses and other liabilities		622,564
		3,871,386
Shareholders' equity		17,313,757
Total liabilities and shareholders' equity	$	21,185,143

See accompanying notes.

Acorn Overseas Securities Co.

Notes to Statement of Financial Condition

December 31, 2001
(Expressed in U.S. Dollars)

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

Acorn Overseas Securities Co. (the "Company") is an exempted company incorporated on February 21, 1997 in the Cayman Islands with limited liability and commenced operations as broker and dealer on August 1, 1997. The Company was formerly known as Palamundo Securities Co. In December 1999, Palamundo Securities Co. was sold to Acorn Overseas Limited and effective January 2000, the name was changed to Acorn Overseas Securities Co.

The Company is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Securities transactions are recorded in the statement of financial condition on a trade date basis.

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with accounting principles generally accepted in the United States of America and is stated in U.S. dollars.

Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Dividends and Interest

Dividends are recorded as of the ex-dividend date. Interest is accounted for on the accrual basis.

1. General Information and Significant Accounting Policies (continued)

Income Taxes

The statement of financial condition does not include a provision for U.S. income taxes payable because the Company is not considered to be engaged in a trade or business within the United States as a result of its trading activities for its own account. The Cayman Islands, the jurisdiction of the Company's formation, currently has no income or capital gains tax.

Derivative Contracts

Derivative contracts include options, warrants, foreign currency forward contracts and swaps, and are recorded at market or fair value. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on dealer quotations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Investments Owned and Securities Sold, Not Yet Purchased

Investments owned and securities sold, not yet purchased, at market or fair value at December 31, 2001 are:

	Investments Owned	Securities Sold, Not Yet Purchased
Common and preferred stock	$ 3,712,792	$ 2,539,330
Corporate debt	1,999,889	181,573
Sovereign debt	–	134,596
Total marketable	5,712,681	2,855,499
Not readily marketable	2,818,861	–
	$ 8,531,542	$ 2,855,499

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations. Not readily marketable securities are mostly corporate debt securities. All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold, not yet purchased, foreign currency forward contracts, options written and equity swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the underlying financial instruments may be in excess of the amounts recognized in the statement of financial condition.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The following table reflects the fair value of the Company's outstanding derivative financial instruments at December 31, 2001.

	Fair Value at December 31, 2001	
	Assets	
Option contracts	$	371,465
Warrants		357,104
Swap contracts		264,127
Foreign currency forward contracts		10,175
	$	1,002,871

All option contracts are exchange traded. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

4. Receivable from Brokers

All security transactions of the Company are cleared by major securities firms, which are primarily located in the New York Metropolitan area. At December 31, 2001, the majority of receivable from brokers, investments owned and securities sold, not yet purchased are positions with and amounts due from these brokers.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had excess net capital of $10,259,944 after giving effect to a net capital requirement of $100,000.

6. Subsequent Events

Subsequent to December 31, 2001, the Company returned capital of $6,000,000.